As filed with the Securities and Exchange Commission on January 6, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SYNTROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	73-1565725
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Edmonson

Vice President, General Counsel

and Secretary

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

John D. Geddes

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002

(713) 229-1234

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $.01 per share (1)	3,100,000(2)	$4.13(3)	$12,803,000(3)	$1,035.76(3)

Common Stock Warrants	1,000,000(2)	—	—	—

Total	—	—	—	$1,035.76(3)

(1)	Includes preferred stock purchase rights associated with the Common Stock. No separate consideration is payable for the preferred stock purchase rights.
(2)	Includes 1,000,000 shares of Common Stock that may be issued pursuant to the exercise of the Warrants and 700,000 shares of Common Stock that may be issued pursuant to the exercise of Options to purchase shares of Common Stock (plus in accordance with Rule 416 of the Securities Act of 1933, an indeterminate number of shares of Common Stock to cover any adjustment in the number of shares issuable as a result of the antidilution provisions of the Warrants and the Options). We are also registering the 1,000,000 Common Stock Warrants.
(3)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o). Pursuant to Rule 457(c) for the Common Stock, the proposed maximum offering price has been calculated based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on December 29, 2003. Pursuant to Rule 457(g), no separate registration fee is required for the registration of the Warrants because the Warrants are to be registered for distribution in the same registration statement as the Common Stock to be offered pursuant to the exercise of the Warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may change. This prospectus is included in a registration statement that we filed with the Securities and Exchange Commission. The selling holders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2004

PRELIMINARY PROSPECTUS

3,100,000 Shares of Common Stock

1,000,000 Common Stock Warrants

This prospectus covers the offer and sale of warrants for the purchase of common stock and of shares of common stock (including the shares issuable upon the exercise of the warrants and shares issuable upon the exercise of outstanding options) by the selling holders identified on page 14 of this prospectus. We will not receive any proceeds from these sales.

The selling holders may offer and sell the shares and the warrants from time to time. The selling holders may offer the shares and the warrants at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The common stock is quoted on the Nasdaq National Market under the symbol SYNM. On January 5, 2004, the last reported sale price of the common stock on the Nasdaq National Market was $4.5679.

You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of the common stock or warrants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Syntroleum Corporation

We are seeking to develop projects that will allow us to use and license our proprietary process for converting natural gas or synthesis gas from coal to synthetic liquid hydrocarbons, a process generally known as gas-to-liquids, or “GTL,” technology utilizing Fischer-Tropsch synthesis. We seek to form joint ventures and acquire equity interests in oil and gas development projects where GTL is critical to a project’s success by monetizing remote and/or stranded natural gas. We also license our technology, which we refer to as the “Syntroleum Process,” to others for the production of fuels. We anticipate that the Syntroleum Process will be an attractive solution in many instances where there are natural gas reserves, including flared gas, that are not economic to produce using traditional technology. We also intend to pursue gas monetization projects in order to generate short-term cash flow. These projects may include projects which involve only gas field development in concert with available gas processing technologies and projects which may later evolve into integrated projects that would encompass GTL activities. One of the gas monetization projects we are currently pursuing involves monetizing sub-quality gas reserves through the use of a third party separation technology. These activities are intended to allow us to bridge our short-term cash flow needs as we pursue long lead-time GTL projects.

We are focusing our short-term efforts on projects that we believe will generate cash flow in the near future. We also continue to pursue opportunities for developing meaningful revenue streams in the future. Our efforts have focused on the following:

1. We are currently placing an emphasis on near-term cash-flow projects and projects we believe have the best chance of going forward in the relatively near future with the greatest return on investment potential;

2. We believe that we are making progress in our defined strategies to reduce costs and monetize non-core assets, although our longer-term survival, particularly after 2004, will depend on our ability to obtain additional revenues or financing;

3. We believe we have a competitive advantage in our technology by our use of air in the conversion process compared to other technologies that use pure oxygen, thereby reducing the capital costs of plants and avoiding the safety risks associated with pure oxygen; and

4. We have a large, diverse inventory of projects at varying stages and in various areas including Australia, Bolivia, Cameroon, the Middle East, the Russian Federation and the Commonwealth of Independent States, the United States and other areas of the world.

GTL Projects

The Syntroleum Process produces synthetic liquid hydrocarbons that are substantially free of contaminants normally found in conventional products made from crude oil. These synthetic liquid hydrocarbons can be further processed into higher margin products through conventional refining processes, including a proprietary process we developed called the Synfining Process. These products include:

•	Ultra-clean liquid fuels for use in internal combustion engines, jet/turbine engines and fuel cells; and

•	Specialty products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, drilling fluids, and chemical feedstocks.

We believe the key advantages of our technology over traditional technologies are (1) the use of air in the conversion process, which is inherently safer than the requirement for pure oxygen in other GTL technologies and (2) the use of our proprietary catalysts, which enhance the conversion efficiency of the catalytic reaction. We believe these advantages will reduce capital and operating costs of GTL plants based on the Syntroleum Process and permit smaller plant sizes, including mobile plants that could be mounted on barges and ocean-going vessels. Based on demonstrated research, we believe the Syntroleum Process can be economically applied in GTL plants with throughput levels from less than 10,000 to over 100,000 barrels per day. We believe the advantages afforded by the Syntroleum Process together with the large worldwide resource base of stranded natural gas and underutilized coal reserves provide significant market opportunities for the use of this technology by us and our licensees in the development of commercial GTL plants. While we have not yet built a commercial-scale GTL plant based on the Syntroleum Process, we have successfully demonstrated numerous elements and variations of the Syntroleum Process in demonstration plant operations and laboratory tests.

We currently have a number of licensing agreements with oil companies plus the Commonwealth of Australia and have active projects under development with current licensees Ivanhoe Energy, Inc., Marathon Oil Company and Repsol-YPF, S.A. Additionally, we have strategic relationships with various companies in support of the Syntroleum Process, including AMEC Process and Energy Ltd. as a preferred engineering provider.

Gas Monetization Projects

We are pursuing gas monetization projects with prospects for short-term cash flow. These gas monetization projects are intended to allow us to bridge our short-term cash flow needs as we pursue long lead-time GTL projects. One of the gas monetization projects we are currently pursuing involves gas reserves located in the United States that do not currently meet pipeline specifications because of impurities in the produced gas. When these sub-quality gas reserves are located at smaller fields, they are typically not produced because they do not meet pipeline requirements and the use of typical gas separation technology has been considered uneconomic. We believe that these reserves can be economically produced through the use of a third-party separation technology. We are identifying fields with proven reserves of sub-quality gas and seeking to acquire interests in these fields with minimal capital expenditures and develop gas processing plants to upgrade the quality of the gas, as well as related production and gathering facilities. We expect to acquire the gas processing plants from a third-party supplier and are working with that party in connection with our development efforts, although we do not currently have a supply agreement. Depending upon the demand for sub-quality gas plants, we may seek debt or equity financing in the capital markets to enable us to pursue these opportunities.

Miscellaneous

Our principal executive offices are located at 4322 South 49th West Avenue, Tulsa, Oklahoma 74107, and our telephone number at that location is (918) 592-7900.

Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Technology

We might not successfully commercialize our technology, and commercial-scale GTL plants based on the Syntroleum Process may never be successfully constructed or operated.

No commercial-scale GTL plant based on the Syntroleum Process has been constructed to date. A commercial-scale GTL plant based on the Syntroleum Process may never be successfully built either by us or by our licensees. Success depends on our ability and the ability of our licensees to economically design, construct and operate commercial-scale GTL plants based on the Syntroleum Process. Successful commercial construction and operation of a GTL plant based on the Syntroleum Process depends on a variety of factors, many of which are outside our control. We do not have significant experience managing the financing, design, construction or operation of commercial-scale GTL plants, and we may not be successful in doing so.

Commercial-scale GTL plants based on the Syntroleum Process might not produce results necessary for success, including results demonstrated on a laboratory and pilot plant basis.

A variety of results necessary for successful operation of the Syntroleum Process could fail to occur at a commercial plant, including reactions successfully tested on a laboratory and pilot plant basis. Results that could cause commercial-scale GTL plants to be unsuccessful include:

•	lower reaction activity than that demonstrated in laboratory and pilot plant operations, which would increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs;

•	excessive production of gaseous light hydrocarbons from the Fisher-Tropsch reaction compared to design conditions, which would lower the anticipated amount of liquid hydrocarbons produced and would lower revenues and margins from plant operations;

•	inability of the gas turbines or heaters integrated into the Syntroleum Process to burn the low-heating-value tail gas produced by the process, which would result in the need to incorporate other methods to generate horsepower for the compression process that may increase capital and operating costs; and

•	higher than anticipated capital and operating costs to design, construct and operate a GTL plant.

In addition, these plants could experience mechanical difficulties related or unrelated to elements of the Syntroleum Process.

Many of our competitors have significantly more resources than Syntroleum, and GTL technologies developed by competitors could become more commercially successful than ours or render our technology obsolete.

Development of GTL technology is highly competitive, and other GTL technologies could become more commercially successful than ours. The Syntroleum Process is based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Our competitors include major integrated oil companies that have developed or are developing competing GTL technologies, including BP, Conoco, Exxon,

Sasol (including its participation in a joint venture with Chevron) and Shell. Each of these companies has significantly more financial and other resources than us to spend for research and development of their technologies and for funding construction and operation of commercial-scale GTL plants. In addition to using their own GTL technologies in competition with us, these competitors could also offer to license their technology to others. Additionally, several small companies have developed and are continuing to develop competing GTL technologies. The Department of Energy has also sponsored a number of research programs relating to GTL technology that could potentially lower the cost of competitive processes.

As GTL technologies continue to be developed by our competitors, one or more of our current technologies could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our ability to protect our intellectual property rights involves complexities and uncertainties and commercialization of the Syntroleum Process could give rise to claims that our technology infringes upon the rights of others.

Our success depends on our ability to protect our intellectual property rights, which involves complex legal, scientific and factual questions and uncertainties. We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. We cannot assure you that additional patents will be granted, and our existing patents might not provide us with commercial benefit or might be infringed upon, invalidated or circumvented by others. In addition, the availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, are often difficult to predict and vary significantly from country to country. We or our licensors may choose not to seek, or may be unable to obtain patent protection in a country that could potentially be an important market for our GTL technology. The confidentiality agreements that are designed to protect our trade secrets could be breached and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of the Syntroleum Process may give rise to claims that our technologies infringe upon the patents or proprietary rights of others. Although it is our policy to regularly review patents that may have applicability in the GTL industry, we may not become aware of these patents or rights until after we have made a substantial investment in the development and commercialization of those technologies. We cannot assure you that third parties will not claim infringement by us with respect to past, present or future GTL technologies. Legal actions could be brought against us, our partners or our licensees claiming damages and seeking an injunction that would prevent us, our partners or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our partners, our licensees or we could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have or may be developing proprietary GTL technologies competitive with the Syntroleum Process, have significantly more resources to spend on litigation.

We could have potential indemnification liabilities to licensees relating to the operation of GTL plants based on the Syntroleum Process or intellectual property disputes.

Our license agreements require us to indemnify the licensee, subject to a cap of 50% of the license fees we receive, against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Syntroleum Process;

•	acts or omissions by us in connection with our preparation of process design packages for plants; and

•	performance guarantees that may be provided by us.

Our indemnification obligations could result in substantial expenses and liabilities to us in the event that intellectual property rights claims are made against us or our licensees, or if GTL plants based on the Syntroleum Process fail to operate as designed.

Industry rejection of our technology would make the construction of GTL plants based on the Syntroleum Process more difficult or impossible and adversely affect our ability to receive future license fees.

As is typical in the case of any evolving technology, demand and industry acceptance for our GTL technology is subject to uncertainty. Failure by the industry to accept our technology would make construction of our GTL plants more difficult or impossible, adversely affecting our ability to receive future license fees and generate other revenue. Should a high profile industry participant adopt the Syntroleum Process and fail to achieve success, or should any commercial GTL plant based on the Syntroleum Process fail to achieve success, other industry participants’ perception of the Syntroleum Process could be adversely affected. In addition, some oil companies may be motivated to seek to prevent industry acceptance of GTL technology based on their belief that widespread adoption of GTL technology might negatively impact their competitive position.

If ongoing work to enhance project economics and improvements to the Syntroleum Process are not commercially viable, the design and construction of lower-cost GTL plants based on the Syntroleum Process could be delayed or prevented.

A number of improvements to the Syntroleum Process are in various early stages of development. These improvements will require substantial additional investment, development and testing prior to their commercialization. We might not be successful in developing these improvements and, if developed, they may not be capable of being utilized on a commercial basis. If improvements to the Syntroleum Process currently under development do not become commercially viable on a timely basis, the total potential market for GTL plants that could be built by us and our partners and by our licensees could be significantly limited.

Risks Relating to Our Business

We will need to obtain funds from additional financings or other sources for our business activities. If we do not receive these funds, we would need to reduce, delay or eliminate some of our expenditures.

We have expended and will continue to expend substantial funds to continue research and development of our technologies, to market the Syntroleum Process and to design and construct GTL plants. We intend to finance GTL plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we intend to obtain additional funds through collaborative or other arrangements with strategic partners and debt and equity financing in the capital markets. Financing may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside of our control. If adequate funds are not available, we would be required to delay or eliminate expenditures for these projects and may be required to reduce, delay or eliminate expenditures for research and development and other activities or seek to enter into a business combination transaction with or sell assets to another company. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock.

Assuming the commercial success of the plants based on the Syntroleum Process, we expect that license fees, catalyst sales and sales of specialty products from GTL plants in which we own an interest will be a source of funds for operations. However, we may not receive any of these revenues, or these revenues may not be sufficient for capital expenditures or operations, or may not be received within expected time frames. If we are unable to generate funds from operations, our need to obtain funds through financing activities or asset monetization will be increased.

Construction of GTL plants based on the Syntroleum Process will be subject to the risks of delay and cost overruns inherent in any large construction project.

The construction of GTL plants based on the Syntroleum Process will be subject to the risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	engineering problems, including those relating to the commissioning of newly designed equipment;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases; and

•	difficulty in obtaining necessary permits or approvals.

We have incurred losses and anticipate continued losses.

As of September 30, 2003, we had an accumulated deficit of $188 million. We have not yet achieved profitability and we expect to continue incurring net losses until we recognize sufficient revenues from licensing activities, GTL plants or other sources. Because we do not have an operating history upon which an evaluation of our prospects can be based, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks we must, among other things, continue to attract investment capital, respond to competitive factors, continue to attract, retain and motivate qualified personnel, commercialize and continue to upgrade our GTL technologies. We may not be successful in addressing these risks. We can provide no assurance that we will achieve or sustain profitability.

Our anticipated expense levels are based in part on our expectations as to future operating activities and not on historical financial data. We plan to continue funding research and development and project development activities. Capital expenditures will depend on progress we make in developing various GTL and sub-quality gas projects on which we are currently working. Increased revenues or cash flows may not result from these expenses.

Economic application of GTL plants based on the Syntroleum Process depends on favorable crude oil and other commodity prices.

Our belief that the Syntroleum Process can be cost effective for GTL plants with capacities from less than 10,000 to over 100,000 barrels per day assumes prevailing oil prices in the range of at least $15 to $20 per barrel. However, the markets for oil and natural gas have historically been volatile and are likely to continue to be volatile in the future. Although world crude oil prices were approximately $28 per barrel in December 2003, crude oil prices fell for a period of time during 1998 to historically low levels below $10 per barrel and could return to such low levels in the future.

Because the synthetic crude oil, liquid fuels and specialty products that Syntroleum-based GTL plants are expected to produce will compete in markets with oil and refined petroleum products, and because natural gas will be used as the feedstock for these GTL plants, an increase in natural gas prices relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the operating results of these plants. Higher than anticipated costs for the catalysts and other materials used in these plants could also adversely affect operating results. Factors that could cause changes in the prices and availability of oil, natural gas and refined products include:

•	level of consumer product demand;

•	weather conditions;

•	domestic and foreign government regulation;

•	actions of the Organization of Petroleum Exporting Countries;

•	political conditions in oil and natural gas producing countries;

•	supply of foreign crude oil and natural gas;

•	location of GTL plants relative to natural gas reserves and pipelines;

•	capacities of pipelines;

•	fluctuations in seasonal demand; and

•	price and availability of alternative fuels and overall economic conditions.

We cannot predict the future markets and prices for oil, natural gas, or other materials used in the Syntroleum Process or refined products.

Economic application of GTL plants based on the Syntroleum Process depends on favorable plant operating conditions.

The economic application of GTL technology depends on favorable plant operating conditions. Among operating conditions that impact plant economics are the site location, infrastructure, weather conditions, size of equipment, quality of the natural gas feedstock, type of plant products and whether the natural gas converted by the plant is associated with oil reserves. For example, if a plant were located in an area that requires construction of substantial infrastructure, plant economics would be adversely affected. Additionally, plants that are not designed to produce specialty products or other high margin products, and plants that are not used to convert natural gas that is associated with oil reserves, will be more dependent on favorable natural gas and oil prices than plants designed for those uses.

GTL plants will depend on the availability of natural gas at economic prices, and alternative uses of natural gas could be preferred in many circumstances.

Construction and operation of GTL plants will depend on availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances, the sale of natural gas for use as a feedstock in a GTL plant will not be the highest value market for the owner of the natural gas. Cryogenic conversion of natural gas to liquefied natural gas may compete with our GTL plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, ammonia, methanol and petrochemicals are also alternative markets for natural gas. Unlike us, many of our competitors also produce or have access to large volumes of natural gas, which may be used in connection with their GTL operations. The availability of natural gas at economic prices for use as a feedstock for GTL plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where GTL plants are built, and this may affect operating margins of these plants as other markets compete for available natural gas. The United States and Western Europe have well-developed natural gas markets. In these markets, the relationship between natural gas prices and liquid hydrocarbon prices would likely make investments in GTL plants that produce fuels uneconomic, based upon current natural gas and refined product prices as well as other market, environmental and regulatory conditions. Other areas around the world that have developed local markets for natural gas may also have higher valued uses for natural gas than as feedstocks for GTL plants. In addition, commercialization of GTL technologies may have an adverse effect on the availability of natural gas at economic prices.

Our receipt of license fees depends on substantial efforts by our licensees, and our licensees could choose not to construct a GTL plant based on the Syntroleum Process or to pursue alternative GTL technologies.

Our licensees will control whether we issue any plant site licenses to them and, as a result, whether we receive any additional license fees under our license agreements. To date, no licensee of the Syntroleum Process has exercised its right to obtain a site license. Under most circumstances, a licensee will need to undertake substantial activities and investments before we issue any plant site licenses and receive license fees. These activities may include performing feasibility studies, obtaining regulatory approvals and permits, obtaining preliminary cost estimates and final design and engineering for the plant, obtaining a sufficient dedicated supply of natural gas, obtaining adequate commitments for the purchase of the plant’s products and obtaining financing for construction of the plant. A licensee will control the amount and timing of resources devoted to these activities. Whether licensees are willing to expend the resources necessary to construct GTL plants will depend on a variety of factors outside our control, including the prevailing view of price outlook for crude oil, natural gas and refined products. In addition, our license agreements may be terminated by the licensee, with or without cause, upon 90 days’ notice to us. If we do not receive payments under our license agreements, we may not have sufficient resources to implement our business strategy. Our licensees are not restricted from pursuing alternative GTL technologies on their own or in collaboration with others, including our competitors.

Our success depends on the performance of our executive officers, the loss of whom would disrupt our business operations.

We depend to a large extent on the performance of our executive officers, including Kenneth L. Agee, our founder, Chief Executive Officer and Chairman of the Board and inventor with respect to many of our patents and patent applications, and John B. Holmes, Jr., our President and Chief Operating Officer. Given the technological nature of our business, we also depend on our scientific and technical personnel. Our efforts to develop and commercialize our technology have placed a significant strain on our scientific and technical personnel, as well as our operational and administrative resources. Our ability to implement our business strategy may be constrained and the timing of implementation may be impacted if we are unable to attract and retain sufficient personnel. At December 1, 2003, we had 93 full-time employees. Except for a $500,000 life insurance policy held by us on the life of Kenneth L. Agee, we do not maintain “key person” life insurance policies on any of our employees.

We depend on strategic relationships with manufacturing and engineering companies. If these companies fail to provide necessary components or services, this could negatively impact our business.

We intend to and believe our licensees will utilize third-party component manufacturers in the design and construction of GTL plants based on the Syntroleum Process. If any third-party manufacturer is unable to acquire raw materials or to provide components of GTL plants based on the Syntroleum Process in commercial quantities in a timely manner and within specifications, we or our licensees could experience material delays or construction plans could be canceled while alternative suppliers or manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture components for GTL plants based on the Syntroleum Process. We have conducted development activities with third parties for our proprietary catalysts and turbines that may be used in the Syntroleum Process, and other manufacturing companies may not have the same expertise as these companies.

We also intend to utilize third parties to provide engineering services in connection with our efforts to commercialize the Syntroleum Process. If these engineering firms are unable to provide requisite services or performance guarantees, we or our licensees could experience material delays or construction plans could be canceled while alternative engineering firms are identified and become familiar with the Syntroleum Process. We have limited experience in providing engineering services and have a limited engineering staff. Consequently we will depend on third parties to provide necessary engineering services and these firms may be asked by licensees or financial participants in plants to provide performance guarantees in connection with the design and construction of GTL plants based on the Syntroleum Process.

Our operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

We expect to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact our business. These factors include: timing of any construction by us or our licensees of GTL plants; demand for licenses of the Syntroleum Process and receipt and revenue recognition of license fees; oil and gas prices; timing and amount of research and development expenditures; demand for synthetic fuels and specialty products; introduction or enhancement of GTL technologies by us and our competitors; market acceptance of new technologies; and general economic conditions.

As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it may be that in some future year or quarter our operating results will be below the expectations of public market analysts and investors. In that event, the price of our common stock would likely be materially adversely affected.

We are subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating our GTL plants.

If we violate any of the laws and regulations relating to the protection of the environment, we may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or, in some extreme cases, curtail operations. Our GTL plants will generally be required to obtain permits under applicable environmental laws and various permits for industrial siting and construction. Compliance with environmental laws and regulations, as well as with any requisite environmental or construction permits, may increase the costs of designing, constructing and operating our GTL plants. We may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to our previously owned real estate.

We plan to construct GTL plants in foreign countries, where we would be subject to risks of a political nature and other risks inherent in foreign operations.

We plan to construct GTL plants in foreign countries where we would be subject to risks of a political nature and other risks inherent in foreign operations. These risks include changes in domestic and foreign taxation, currency exchange risks, labor disputes and uncertain political and economic environments as well as risk of war, terrorism, civil disturbances or other events that could limit or disrupt production and markets or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation. International operations and investments may also be adversely affected by laws and policies of the United States affecting foreign trade, investment and taxation, which could affect the conduct or profitability of these operations.

Terrorist threats and U.S. military actions could result in a material adverse effect on our business.

Subsequent to the September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon, the United States commenced military actions in response to these attacks. On March 19, 2003, the United States and a coalition of other countries initiated military action in Iraq and will continue to maintain a significant military presence in Iraq during the period preceding the transfer of power to a new Iraqi government. These actions may continue indefinitely and may escalate with armed hostilities in other countries. Further acts of terrorism in the United States or elsewhere could occur. In addition, recent world political events have resulted in increasing military tension involving North Korea. These developments may significantly increase political and economic instability in the geographic areas in which we may wish to operate. These developments could also lead to increased volatility in prices for crude oil and natural gas. In addition, these developments could adversely affect our ability to access capital and to successfully implement projects currently under development.

Following the terrorist attacks on September 11, 2001, insurance underwriters increased insurance premiums charged for many coverages and issued general notices of cancellations to their customers for war risk, terrorism and political risk insurance with respect of a variety of insurance coverages. Insurance premiums could be increased further or coverages may be unavailable in the future.

United States government regulations effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we may wish to operate in the future. These developments could subject the operations of our company to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

Sufficient markets for the synthetic products of the Syntroleum Process or products that utilize these synthetic products, including fuel cells, may never develop or may take longer to develop than we anticipate.

Sufficient markets may never develop for the synthetic products of the Syntroleum Process, or may develop more slowly than we anticipate. The development of sufficient markets for the synthetic products of the Syntroleum Process may be affected by many factors, some of which are out of our control, including: cost competitiveness of the synthetic products of the Syntroleum Process; consumer reluctance to try a new product; environmental, safety and regulatory requirements; and emergence of more competitive products.

In addition, a new market may fail to develop for products that utilize our synthetic products. For example, the establishment of a market for the use of these products as fuel for fuel cells is uncertain, in part because fuel cells represent an emerging market and we do not know if distributors will want to sell them or if end-users will want to use them.

If sufficient markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our technology and may never achieve profitability.

We depend on a strategic relationship with a third-party manufacturing company in connection with our sub-quality gas monetization project. If this company fails to provide necessary technology and equipment, this could negatively impact this project.

We intend to utilize a third-party manufacturer of gas processing plants in connection with our sub-quality gas monetization project. If the third-party manufacturer is unable to provide gas processing plants, or obtain the raw materials used to produce them, in commercial quantities in a timely manner and within specifications, we could experience material delays or development plans could be canceled while alternative manufacturers are identified and prepare for production. We have no experience in manufacturing and do not have any manufacturing facilities. Consequently, we will depend on third parties to manufacture gas processing plants. We have conducted development activities with the third party manufacturer we expect to provide gas processing plants, and other manufacturing companies may not have the same expertise as this company. We do not have a binding supply agreement with the third party manufacturer we expect to provide gas processing plants, and we may not be able to obtain that agreement on terms that are acceptable to us.

Natural gas prices are highly volatile in general, and low prices will negatively affect our sub-quality gas monetization project.

The success of our sub-quality gas monetization project will be substantially dependent upon prevailing prices of natural gas. Historically, the markets for natural gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors that will be beyond our control. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. Declines in natural gas prices may materially adversely affect our sub-quality gas monetization project.

The energy industry is highly competitive, and competitors could seek to use the third-party processing technology that we intend to use.

The oil and gas exploration and production industry is highly competitive. Most of the companies in this industry have significantly more financial and other resources than us. Because we do not have an exclusive agreement with the third-party manufacturing company regarding our use of its processing technology and provision of gas processing plants in connection with our sub-quality gas monetization project, our competitors could seek to use the third-party processing technology that we intend to use. In addition, our competitors could seek to use processing technologies they have developed or other third-party processing technologies. There is generally no prohibition against the third-party manufacturing company competing directly with us or providing the third-party processing technology directly to owners of gas reserves. If our sub-quality gas monetization project is successful, competition with us in this business may intensify, and we may not be able to maintain any advantage gained from our experience in this project

We may not be successful in acquiring interests in properties with sub-quality gas reserves.

The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments, even when performed by experienced personnel, are necessarily inexact and uncertain. Our review of subject properties will not reveal all existing or potential problems, deficiencies and capabilities. We may not always perform inspections on every well, and may not be able to observe structural and environmental problems even when we undertake an inspection. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. Because we do not have a database of acquired properties and other resources used in acquiring interests in oil and gas properties, we may not be in as good a position as many of our competitors to successfully acquire interests in properties with sub-quality gas reserves. Our failure to acquire interests in properties with sub-quality gas reserves on acceptable terms would have an adverse effect on this project.

Risks Related to the Offering

The concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

As of December 1, 2003, our directors and officers beneficially owned approximately 39.1% of the outstanding shares of our common stock. As a result, our directors and officers, to the extent they act together, will be in a position to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. This concentrated ownership of our common stock may have the effect of delaying or preventing a change of control of our company.

Our stock price may continue to be volatile and could decline following this offering.

Historically, the market price of our common stock has been very volatile. The trading price of our common stock is expected to continue to be subject to substantial volatility in response to numerous factors, including publicity regarding actual or potential results with respect to development of the Syntroleum Process and design, construction and commercial operation of plants using our process, announcements of technological innovations by others with competing GTL processes, developments concerning intellectual property rights, including claims of infringement, annual and quarterly variances in operating results, changes in energy prices, competition, changes in financial estimates by securities analysts, any differences in actual results and results expected by investors and analysts, investor perception of our favorable or unfavorable prospects and other events or factors. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has affected the market price of equity securities of many companies. This volatility has often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock. We are required to maintain standards for listing of our common stock on the National Market System of the Nasdaq Stock Market, and we cannot assure you that we will be able to do so. There is no guarantee that an active public market for our common stock will be sustained.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of our common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it difficult for a third party to acquire our company without the consent of our board of directors. The provisions of our certificate of incorporation and bylaws include a classified board of directors with staggered terms, supermajority voting requirements for business combinations with owners of 10% or more of our common stock and restrictions on the ability of stockholders to take action by written consent. In addition, our board of directors has adopted a stockholder rights plan, and is authorized to set the terms of our preferred stock without stockholder approval. Delaware law also imposes some restrictions on mergers and other business combinations between our company and owners of 15% or more of our common stock. These provisions apply even if an acquisition proposal is considered beneficial by some stockholders and could depress the value of our common stock.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock in the public market following this offering, or the perception by the market that those sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. These sales could include sales of shares of our common stock by our directors and officers, who beneficially owned approximately 39.1% of the outstanding shares of our common stock as of December 1, 2003. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

Forward-Looking Statements

This prospectus includes forward-looking statements as well as historical facts. These forward-looking statements include statements relating to the Syntroleum Process and related technologies including Synfining, GTL plants based on the Syntroleum Process, anticipated costs to design, construct and operate these plants, the timing of commencement and completion of the design and construction of these plants, obtaining required financing for these plants and our other activities, the economic construction and operation of GTL plants, the value and markets for plant products, testing, certification, characteristics and use of plant products, the continued development of the Syntroleum Process (alone or with partners), our sub-quality gas monetization project and the economic production of gas reserves, anticipated capital expenditures, anticipated expense reductions, anticipated cash outflows, anticipated expenses, anticipated revenues and any other statements regarding future growth, cash needs, capital availability, operations, business plans and financial results. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these kinds of statements involve risks and uncertainties. Actual results may not be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include risks that the cost of designing, constructing and operating commercial-scale GTL plants will exceed current estimates, the schedule for construction of commercial-scale GTL plants will extend beyond current estimated schedules, financing for design and construction of commercial-scale GTL plants and our other activities may not be available, commercial-scale GTL plants will not achieve the same results as those demonstrated on a laboratory or pilot basis, GTL plants may experience technological and mechanical problems, improvements to the Syntroleum Process currently under development may not be successful, markets for GTL plant products may not develop, plant economics may be adversely impacted by operating conditions, including energy prices, construction risks and risks associated with investments and operations in foreign countries, our dependence on strategic relationships with manufacturing and engineering companies, volatility of natural gas prices, our ability to obtain interests in natural gas properties for our sub-quality gas monetization project, our ability to implement corporate strategies, competition, intellectual property risks, our ability to obtain necessary financing and other risks described under “Risk Factors” beginning on page 3 of this prospectus.

Use of Proceeds

We will not receive any proceeds from sales of common stock and warrants by the selling holders.

Selling Holders

This prospectus covers the offer and sale by the selling holders listed in the following table of up to 1,000,000 warrants, each exercisable for one share of common stock, and 3,100,000 shares of common stock (including up to 1,000,000 shares issuable upon exercise of the warrants and 700,000 shares issuable upon exercise of options to purchase shares of common stock). We originally issued 1,000,000 shares and 1,000,000 warrants for cash on February 7, 2003, granted 100,000 options on October 6, 2003, and issued 400,000 shares for cash and granted 600,000 options on October 15, 2003. The selling holders listed below consist of the purchasers of the shares and warrants in those private placements.

The following table sets forth certain information known to us regarding beneficial ownership of common stock by the selling holders as of December 1, 2003, and as adjusted to reflect solely the sale of the shares of common stock (including the sale of the shares of common stock for which the warrants and options are exercisable) and warrants offered by this prospectus. The shares that may be obtained upon exercise of the warrants or the options are reflected in the amounts set forth under the heading “Shares Offered—Shares Underlying Warrants/Options” and are deemed to be beneficially owned and accordingly are reflected in the amounts set forth under the heading “Shares Beneficially Owned Before Offering—Shares Underlying Warrants/Options.” Except for Michael Zilkha and Ziad Ghandour, who own 4.28% and 3.04% of our outstanding common stock, respectively, no holder named in the table below will hold more than 1% of either the outstanding warrants or the outstanding common stock after the offering.

Selling Holder	Shares Beneficially Owned Before Offering			Warrants Beneficially Owned Before Offering	Shares Offered		Warrants Offered
	Outstanding Shares		Shares Underlying Warrants/ Options		Outstanding Shares	Shares Under- lying Warrants/ Options
Michael Zilkha	1,689,634		666,667	666,667	666,667	666,667	666,667
Selim K. Zilkha Trust	333,333		333,333	333,333	333,333	333,333	333,333
Wayne Berman	0		100,000	0	0	100,000	0
Ziad Ghandour	1,440,000	(1)	600,000	0	400,000	600,000	0

(1)	Includes 240,000 shares underlying warrants purchased in our public offering of common stock and warrants in October 2003.

The selling holders listed above, or persons who obtain common stock, warrants or options from selling holders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction (who also are selling holders for this prospectus), may sell up to all of the shares of the common stock shown above under the heading “Shares Offered” and, to the extent the warrants have not yet been exercised, up to all of the warrants relating to 1,000,000 of those shares shown above under the heading “Warrants Offered” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling holders are not obligated to sell any of the shares of common stock or warrants offered by this prospectus.

Mr. Berman and Mr. Ghandour provide consulting services to us pursuant to consulting agreements we entered into with each of them in October 2003 and receive compensation from us for those services. The options held by Messrs. Berman and Ghandour will vest upon the occurrence of specified events as described in the respective consulting agreements.

Plan of Distribution

The selling holders may offer and sell the shares of common stock (including shares they acquired through the exercise of the warrants and the options) offered by this prospectus and, to the extent the following transactions are available for the sale of warrants, the warrants offered by this prospectus, from time to time in one or more of the following transactions:

•	through the Nasdaq National Market or any other securities exchange that quotes the common stock,

•	in the over-the-counter market,

•	in transactions other than on such exchanges or in the over-the-counter market (including negotiated transaction, and other private transactions),

•	in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales,

•	by pledge to secure debts and other obligations or on foreclosure of a pledge,

•	through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock, or

•	in a combination of any of the above transactions.

The selling holders may sell their shares or warrants at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

The selling holders may use broker-dealers to sell their shares or warrants or may sell their shares or warrants to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling holders, or they will receive commissions from purchasers of shares or warrants for whom they acted as agents, or both. If a broker-dealer purchases shares or warrants as a principal, it may resell the shares or warrants for its own account under this prospectus.

We have informed the selling holders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock and warrants.

The selling holders and any agent, broker or dealer that participates in sales of common stock or warrants offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. We have agreed to indemnify selling holders against certain liabilities arising under the Securities Act of 1933 from sales of common stock or warrants. Selling holders may agree to indemnify any agent, broker or dealer that participates in sales of common stock or warrants against liabilities arising under the Securities Act of 1933 from sales of common stock or warrants.

Instead of selling common stock or warrants under this prospectus, selling holders may sell common stock and warrants in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

The term “selling holders” also includes persons who obtain common stock or warrants from selling holders as a gift, on foreclosure of a pledge, in a distribution or dividend of assets by an entity to its equity holders or in another private transaction.

Description of Capital Stock

The total number of shares of all classes of stock that we have authority to issue is 155,000,000, consisting of 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. We had 39,435,866 shares of common stock outstanding as of December 1, 2003, excluding (i) 6,892,827 shares reserved for issuance under our stock option plans, of which options to purchase 3,603,739 shares at an average option price of $6.30 have been issued, (ii) 4,279,198 shares issuable at a weighted average exercise price of $4.33 per share upon exercise of other outstanding warrants and options and (iii) up to approximately 3,264,735 shares issuable at a minimum conversion price of $6.00 per share upon conversion of outstanding indebtedness, in each case as of December 1, 2003. We have authorized and reserved for issuance 250,000 shares of junior participating preferred stock in connection with preferred stock purchase rights described below.

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation and our bylaws relating to our capital stock. You should read our certificate of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information.”

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors, except as may, in the future, be provided in any resolutions adopted by our board of directors with respect to any series of preferred stock. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by our board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all of our assets available for distribution to our stockholders.

Preferred Stock

Our board of directors is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series, including:

•	the designation of the series,

•	the number of shares of the series, which number the board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding,

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate and the preferences, if any, of the series,

•	the dates on which dividends, if any, will be payable,

•	the redemption rights and price or prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

•

whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of that class or series or that other security, the conversion or exchange price or prices or rate or rates, any adjustments to those prices or rates, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions of the conversion or exchange,

•	restrictions on the issuance of shares of the same series, or of any other class or series, and

•	the voting rights, if any, of the holders of shares of any series.

The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board of directors may determine not to seek stockholder approval.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or that might result in stockholders receiving a premium for their stock over the then current market price of the stock.

Preferred Stock Purchase Rights

One preferred share purchase right is currently associated with each outstanding share of our common stock. Each of these rights entitles the registered holder to purchase from us one six-hundredth of a share of our junior preferred stock, par value $.01 per share, at a purchase price of $125.00 per one one-hundredth of a share, subject to adjustment.

The rights will have anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by the board of directors, including by means of a tender offer at a premium to the market price. The rights should not interfere with any merger or business combination approved by the board of directors because the rights may be redeemed by us at the redemption price prior to the time that a person has become an acquiring person.

The following summary of the material terms of the rights is qualified in its entirety by reference to the Amended and Restated Rights Agreement and all amendments thereto, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Evidence and Transferability of Rights. The rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

•	10 days following a public announcement made by us or an “acquiring person” that a person or group of affiliated or associated persons has become an “acquiring person,” which occurs when that person or group has acquired beneficial ownership of 25% or more of the then outstanding shares of common stock, or

•	10 business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, would result in the beneficial ownership by a person or group of 25% or more of the outstanding shares of common stock.

The date that the rights are no longer evidenced by the certificates representing shares of common stock is referred to as the “rights distribution date.” Neither Kenneth L. Agee nor Mark A. Agee nor members of their immediate families, nor any of their affiliates or associates, individually or collectively, will be deemed an acquiring person. Neither Robert A. Day nor members of his immediate family, nor any of their affiliates or associates, individually or collectively, will be deemed an acquiring person unless Mr. Day or any member of his immediate family, together with all affiliates and associates of such person, is the beneficial owner of 35% or more of the then outstanding shares of common stock.

Until the rights distribution date or the earlier redemption or expiration of the rights:

•	the rights will be transferred with and only with the shares of common stock,

•	certificates representing shares of common stock will contain a notation incorporating the terms of the rights by reference, and

•	the surrender for transfer of any certificates representing shares of common stock will also constitute the transfer of the rights associated with the shares of common stock represented by that certificate.

As soon as practicable following the rights distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date and those separate rights certificates alone will evidence the rights.

Exercisability of Rights. The rights are not exercisable until the rights distribution date. The rights will expire on January 31, 2007, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

If any person becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person, which will be void, will after the date that any person became an acquiring person have the right to receive upon exercise of those rights at the then current exercise price that number of shares of common stock having a market value of two times the exercise price of the right. If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will after the date of that transaction have the right to receive, upon the exercise of those rights at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the right.

The purchase price payable, and the number of shares of junior preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of junior preferred stock,

•	upon the grant to holders of the shares of junior preferred stock of specified rights, options or warrants to subscribe for or purchase shares of junior preferred stock at a price, or securities convertible into shares of junior preferred stock with a conversion price less than the then current market price of the shares of junior preferred stock, or

•	upon the distribution to holders of the shares of junior preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of junior preferred stock or of subscription rights or warrants other than those referred to above.

The number of outstanding rights and the number of shares of junior preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution date.

With specified exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional shares of junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of junior preferred stock, which may, at our election, be evidenced by depositary receipts. In lieu of those fractional shares, an adjustment in cash will be made based on the market price of the shares of junior preferred stock on the last trading day prior to the date of exercise.

Until a right is exercised, the holder of a right will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

Terms of Junior Preferred Stock. Shares of junior preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 600 times the dividend declared per share of common stock. In the event of liquidation, the holders of the junior preferred stock will be entitled to a minimum preferential liquidation payment of $600 per share but will be entitled to an aggregate payment equal to 600 times the payment made per share of common stock. Each share of junior preferred stock will have 600 votes, together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 600 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the junior preferred stock, the value of the one six-hundredth interest in a share of junior preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Exchange or Redemption. At any time after any person becomes an acquiring person and before the acquisition by that person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock, or in the event there are not sufficient shares of common stock authorized to be issued, one six-hundredth of a share of junior preferred stock, per right, subject to adjustment. This exchange will not apply to rights owned by the acquiring person which will have become void.

At any time before any person becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right.

The redemption of the rights may be made effective at any time, on any basis and with any conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the rights will terminate and holders of rights will only receive the redemption price.

Amendment. The terms of the rights may be amended by the board of directors without the consent of the holders of the rights, including an amendment to:

•	lower the threshold at which a person becomes an acquiring person, and

•	lower the percentage of common stock proposed to be acquired in a tender or exchange offer that would cause the rights distribution date to occur to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that, from and after the time that any person or group of affiliated or associated persons becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights.

Restrictions on Business Combinations

Our charter provides that “business combinations” involving an “interested stockholder” must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by the interested stockholder, unless the business combination is either approved by “continuing directors” or meets specified requirements regarding price and procedure.

“Continuing directors” is generally defined in our charter as follows:

•	directors who are unaffiliated with the interested stockholder and joined the board before the party to the transaction became an interested stockholder, or

•	directors who are unaffiliated with the interested stockholder and are elected to fill a vacancy and whose election is recommended by a majority of continuing directors then on the board.

Our charter also provides that the initial directors named in our charter who are unaffiliated with the interested stockholder are “continuing directors.”

A “business combination” is generally defined in our charter as follows.

•	any merger or consolidation of our company or one of our subsidiaries with any interested stockholder,

•	any disposition, in one transaction or a series of transactions, to or with any interested stockholder of any assets of our company having an aggregate fair market value of $10,000,000 or more,

•	the issuance or transfer by us or any of our subsidiaries of any securities of our company or any of our subsidiaries to any interested stockholder, in exchange for property having an aggregate fair market value of $10,000,000 or more,

•	the adoption of any plan or proposal for our liquidation or dissolution of our company proposed by or on behalf of an interested stockholder, or

•	any reclassification of securities, or recapitalization of our company, or any merger or consolidation of our company with any of our subsidiaries or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of our company or any of our subsidiaries that are directly or indirectly owned by any interested stockholder.

An “interested stockholder” is generally defined in our charter as any person who or which:

•	itself, or along with its affiliates, is the beneficial owner, directly or indirectly, of more than 10% of our then outstanding voting stock,

•	is one of our affiliates and at any time within the two-year period immediately before the date in question was itself, or along with its affiliates, the beneficial owner, directly or indirectly, of 10% or more of our then outstanding voting stock, or

•	is an assignee of or has otherwise succeeded to any of our voting stock that was at any time within the two-year period immediately before the date in question beneficially owned by an interested stockholder, if that assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

The provisions in our charter restricting business combinations with interested stockholders also generally apply to an interested stockholder’s affiliates.

To satisfy the price and procedure requirements of these provisions, the following criteria must be satisfied:

•	the total amount of the cash and the fair market value of consideration other than cash to be received per share by holders of our capital stock is at least equal to the highest of

(1) the highest price per share paid by the interested stockholder in transactions during the two-year period before the announcement of the transaction or in the transaction in which it became an interested stockholder,

(2) the fair market value of the stock on the date of announcement of the transaction or the date of the transaction in which it became an interested stockholder, whichever is higher,

(3) the amount determined under clause (2) above multiplied by the ratio of (A) the highest price per share paid by the interested stockholder for any shares during the two-year period before the date of announcement of the transaction to (B) the fair market value of the stock on the first day in that two-year period on which the interested stockholder acquired any shares of stock, and

(4) in the case of preferred stock, the highest preferential amount per share to which stockholders are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company,

•	generally, the consideration to be received by holders of a particular class of outstanding voting stock is in cash or in the same form as the interested stockholder has previously paid for shares of that class of voting stock,

•	after the interested stockholder has become an interested stockholder and before the completion of the business combination, specified actions or omissions have not occurred with respect to dividends and the interested stockholder has not become the beneficial owner of any additional voting stock except as part of the transaction that results in the interested stockholder becoming an interested stockholder,

•	after the interested stockholder has become an interested stockholder, the interested stockholder has not received, except proportionately as a shareholder, any financial assistance or tax advantages provided by the corporation, whether in anticipation of or in connection with the business combination or otherwise, and

•	a proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 is mailed to stockholders at least 30 days before the completion of the business combination.

Section 203 of the Delaware General Corporation Law provides that, subject to specified exceptions, a corporation may not engage in a broad range of business combinations with any “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are both officers and directors of the corporation and shares held by specified employee stock ownership plans, or

•	on or after that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, an “interested stockholder” is defined for purposes of Section 203 to include any person that is

•	the owner of 15% or more of the outstanding voting stock of the corporation, or

•	an affiliate or associate of the corporation that was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Section 203 permits a corporation to opt out of these provisions, although we have not done so.

Amendments to Charter

Amendments of our charter generally require the approval of the holders of a majority of the outstanding stock entitled to vote on the amendment, and if the amendment would increase or decrease the number of authorized shares of any class or series or the par value of shares of that class or series or would adversely affect the rights, powers or preferences of that class or series, a majority of the outstanding stock of that class or series also would be required to approve the amendment. However, the approval of the board of directors and the affirmative vote of 80% of the stock entitled to vote in the election of directors is required for the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding:

•	powers of the board of directors with respect to the bylaws and our accounts and books, and

•	the number, election and classification of our directors.

In addition, the amendment or repeal of, or the adoption of provisions that are inconsistent with, the provisions of our charter regarding votes required for business combinations with interested stockholders described above requires the approval of our board of directors and the affirmative vote of 66 2/3% of the stock entitled to vote in the election of directors and not owned directly or indirectly by interested stockholders or their affiliates.

Amendments to Bylaws

Our board of directors may adopt, alter or amend the bylaws. In addition to meeting certain notice requirements, our bylaws provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, is required for stockholders to alter, amend or repeal any provision of the bylaws or to adopt any additional bylaws.

Special Meetings of Stockholders

Subject to the rights of holders of any series of preferred stock or any other series or class of stock as set forth in our charter, our bylaws provide that a special meeting may be called only by the chairman of the board of directors or by the board of directors pursuant to a resolution adopted by a majority of the total number of our directors. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting.

Stockholder Action by Written Consent

Our charter provides that corporate action may not be taken by written consent of stockholders.

Advance Notice Provisions for Stockholder Director Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

Our bylaws provide that only individuals who are nominated pursuant to the notice of meeting or by, or at the direction of, our chairman of the board of directors or our board of directors, or by a stockholder who has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as one of our directors. Our bylaws also provide that at an annual meeting only business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board or our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring that business before the meeting.

Under these provisions, for notice of stockholder director nominations or proposals to be made at an annual meeting to be timely, the notice must generally be received by us:

•	not less than 70 days nor more than 90 days before the first anniversary of the previous year’s annual meeting, or

•	if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from the anniversary date, not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting is first made.

However, if the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors at least 80 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by that increase, if it is received by us not later than 10 days after the public announcement is first made by us. If directors are to be elected at a special meeting, the notice must be received by us not earlier than 90 days before the meeting and not later than the later of (1) 70 days before the meeting and (2) 10 days after public announcement of the date of the meeting. Stockholders may not bring business before a special meeting of stockholders under the bylaws.

Under our bylaws, a stockholder’s notice to us proposing to nominate an individual for election as a director must contain specified information, including the identity and address of the nominating stockholder and the beneficial owner, if any, the class and number of shares of stock that are owned beneficially and of record by the stockholder and the beneficial owner, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under our bylaws, a stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about the proposed business and about the proposing stockholders, including a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting the business at the meeting, the name and address of the stockholder and the beneficial owner, if any, the class and number of shares of stock owned beneficially and of record by the stockholder and the beneficial owner, and any material interest of the stockholder and the beneficial owner, if any, in the business so proposed. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the bylaws, that person will not be eligible for election as a director, or that business will not be conducted at the meeting, as the case may be.

Classification of Directors

Our charter provides that directors will be divided into three classes serving staggered three-year terms so that approximately one-third of the board of directors is elected each year. Our charter also provides that, subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in our charter to elect additional directors under specified circumstances, the number of directors is fixed in accordance with the bylaws. Our bylaws provide that the number of directors is to be fixed from time to time pursuant to a resolution adopted by a majority of the whole board of directors, including vacancies, but will not consist of more than 11 nor less than three directors. As of December 1, 2003, the board of directors consisted of nine persons.

The classification of directors makes it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, will be required to effect a change in a majority of the board of directors.

Removal of Directors; Filling Vacancies on the Board of Directors

Our charter provides that a director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class.

Under our bylaws, newly created directorships resulting from any increase in the number of directors or any vacancies on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, subject to the rights, if any, of holders of our preferred stock. In addition, our bylaws provide that the directors elected to fill vacancies on the board of directors will hold office until the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

Description of Warrants

Each warrant is exercisable for the purchase of one share of common stock upon at a price of $6.00 per share. Each warrant is exercisable through December 31, 2004. We may redeem a warrant at a redemption price of $.01 per warrant, at any time after any date at which the average daily per share closing price for the immediately preceding 20 consecutive trading days on the Nasdaq National Market exceeds $12.00.

The warrants were issued pursuant to a warrant agreement between us and the initial purchasers of the warrants. The warrant agreement may be amended upon our consent and the consent of warrantholders having the right to acquire, by virtue of holding the warrants, at least 50% of the shares which are then issuable upon exercise of the then outstanding warrants.

The shares of common stock initially issued upon exercise of a warrant will not be registered under the Securities Act of 1933. However, the offer and sale of those shares by the holder is registered under the Securities Act under the registration statement to which this prospectus relates.

The warrant agreement requires that each warrantholder, including a purchaser of warrants pursuant to this prospectus, make specified representations and agree to the terms of the warrant agreement. These representations and agreements include the following:

•	the warrantholder agrees that the shares issuable upon exercise of a warrant are acquired for investment and the warrantholder will not purchase, offer, sell or otherwise dispose of any of those shares except under circumstances which will not result in a violation of the Securities Act of 1933,

•	in order to exercise a warrant, a warrantholder must be able to confirm in writing and must confirm in writing, by signing a certificate to be supplied by us, all of the representations and other covenants in the warrant agreement, including that the warrantholder is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act of 1933, and

•	the shares of common stock initially issued upon exercise of a warrant will not be registered under the Securities Act of 1933 and will bear a legend to that effect restricting the transfer of those shares, as more specifically set forth in the warrant agreement.

The warrants and the warrant agreement do not confer upon any warrantholder any rights as a stockholder of our company, including the right to vote. The warrants and the warrant agreement also do not impose any fiduciary or other duty on us, our officers or directors, in favor of any warrantholder. Each warrantholder agrees that it disclaims and waives all rights and fiduciary duties owed to stockholders.

The warrants contain provisions to protect the warrantholders against dilution by adjusting the price at which the warrants are exercisable and the number of shares issuable upon exercise of the warrants, upon the occurrence of certain events. These events include: the payment of stock dividends, and distributions, stock splits, and reclassifications.

Legal Matters

Certain legal matters in connection with the common stock and warrants offered by this prospectus will be passed on for us by our Vice President, General Counsel and Secretary, Richard Edmonson, Tulsa, Oklahoma.

Experts

The consolidated financial statements of Syntroleum Corporation as of December 31, 2002, and for the year then ended, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such report.

The consolidated financial statements of Syntroleum Corporation as of December 31, 2001, and for the years ended December 31, 2001 and 2000, incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports. Arthur Andersen LLP has not consented to the incorporation by reference of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their reports in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Current Report on Form 8-K filed on February 19, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Item 5 of our Current Report on form 8-K filed on October 28, 2003;

•	Amendment No. 1 to our Current Report on Form 8-K dated June 17, 1999 filed on October 31, 2003;

•	our Current Report on Form 8-K filed on November 3, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; and

•	the description of our common stock contained in Amendment No. 1 to our Current Report on Form 8-K dated June 17, 1999 filed on October 31, 2003.

You may obtain a free copy of these filings (without exhibits, which can be obtained for a nominal charge) by writing or telephoning:

Bonnie Medlicott-Benway

Syntroleum Corporation

4322 South 49th West Avenue

Tulsa, Oklahoma 74107

(918) 592-7900

This prospectus is part of a registration statement we filed with the SEC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

All expenses (other than fees and expenses of legal or other advisors to the selling holders) in connection with the offering described in this Registration Statement will be paid by the Company. Such expenses are as follows:*

Securities and Exchange Commission registration fee	$1,036
Printing expenses	10,000
Accounting fees and expenses	10,000
Legal fees and expenses	20,000
Miscellaneous	964

Total	$42,000

*	The amounts set forth, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15. Indemnification of Directors and Officers

Limitation of Liability of Directors

The Company’s Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from the following:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the General Corporation Law of the State of Delaware (the “DGCL”), which concerns unlawful payments of dividends, stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

While the Company’s Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Company’s Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the Company’s Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

Indemnification of Directors and Officers.

The Company’s Certificate of Incorporation provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the Company’s Bylaws, to the fullest extent permitted from time to time by the DGCL, as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. The Company may, by action of the Company’s Board of Directors, provide indemnification to employees and agents of the Company, and to persons serving as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Company, with the same scope and effect as the foregoing indemnification of directors and officers. The Company may be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company’s Board of Directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the Company’s Certificate of Incorporation or otherwise by the Company.

The Company’s Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL as the same exists or may in the future be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators; provided, however, except as described in the second following paragraph with respect to Proceedings to enforce rights to indemnification, the Company will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, to obtain indemnification, a claimant is to submit to the Company a written request for indemnification. Upon such written request by a claimant, a determination, if required by applicable law, with respect to the claimant’s entitlement to indemnification will be made, if requested by the claimant, by independent legal counsel, or if the claimant does not so request, by the Company’s Board of Directors by a majority vote of the disinterested directors even though less than a quorum or, if there are no disinterested directors or the disinterested directors so direct, by independent legal counsel in a written opinion to the Company’s Board of Directors, or if the disinterested directors so direct, by the stockholders of the Company. In the event the determination of entitlement to indemnification is to be made by independent legal counsel at the request of the claimant, the independent legal counsel will be selected by the Company’s Board of Directors unless there has occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a change of control, in which case the independent legal counsel will be selected by the claimant unless the claimant requests that such selection be made by the Company’s Board of Directors.

Pursuant to the Company’s Bylaws, if a claim described in the paragraph above the preceding paragraph is not paid in full by the Company within thirty days after a written claim pursuant to the preceding paragraph has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be entitled to be paid the expense of prosecuting such claim. The Company’s Bylaws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. Neither the failure of the Company (including the disinterested directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including the disinterested directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. However, the Company will be precluded from asserting that the procedures and presumptions set forth in the Company’s Bylaws are not valid, binding and enforceable and will be bound by a determination pursuant to the procedures set forth in the Company’s Bylaws that the claimant is entitled to indemnification in any suit brought by a claimant pursuant to the Company’s Bylaws.

The Company’s Bylaws provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the Company’s Bylaws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Company’s Certificate of Incorporation, the Company’s Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s Bylaws permit the Company to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. In addition, the Company’s Bylaws authorize the Company, to the extent authorized from time to time by the Company’s Board of Directors, to grant rights to indemnification and rights to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition to any employee or agent of the Company to the fullest extent of the provisions of the Company’s Bylaws with respect to the indemnification and advancement of expenses of directors and officers of the Company.

The Company’s Bylaws provide that the right to indemnification conferred therein is a contract right and includes the right to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition, except that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, will be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director of officer is not entitled to be indemnified under the Company’s Bylaws or otherwise.

The Company has entered into indemnification agreements with each of its directors and executive officers that contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees’ receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination; (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken; and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined).

The Company currently has directors’ and officers’ insurance that insures directors and officers of the Company with respect to claims made for alleged “wrongful acts” in their roles as directors or officers of the Company and its subsidiaries. The insurance also insures the Company for claims against the Company’s directors or officers in situations in which the Company has an obligation to defend and/or indemnify its directors and officers.

ITEM 16. Exhibits

Exhibit No.	Document
*4.1 —	Certificate of Incorporation of the Company (incorporated by reference to Annex B to the Proxy Statement of the Company filed May 12, 1999).

*4.2 —	Bylaws of the Company (incorporated by reference to Appendix C to the Proxy Statement of the Company filed May 12, 1999).

*4.3 —	Amended and Restated Rights Agreement dated as of January 31, 1997 and amended and restated on June 17, 1999 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed June 17, 1999).

*4.4 —	First Amendment to the Amended and Restated Rights Agreement between the Company and American Stock Transfer & Trust Company dated as of October 31, 2003 (incorporated by reference to Amendment No. 1 to the Company’s Current Report on Form 8-K dated June 17, 1999 filed October 31, 2003).

*4.5 —	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated June 16, 1999 (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed June 17, 1999).

*4.6 —	Warrant Agreement dated February 7, 2003 by and among the Company, Michael Zilkha and Selim K. Zilkha Trust (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed February 19, 2003).

*4.7 —	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 19, 2003).

4.8 —	Stock Option Agreement, dated as of October 6, 2003, between the Company and Wayne Berman.

4.9 —	Option Agreement, dated as of October 15, 2003, between the Company and Ziad Ghandour.

The Company is a party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the Commission upon request.

5.1 —	Opinion of Richard Edmonson.

23.1 —	Consent of Grant Thornton LLP.

23.2 —	Consent of Richard Edmonson (contained in Exhibit 5.1).

24.1 —	Powers of Attorney (included on the signature page of the registration statement).

*	Incorporated by reference as indicated.

ITEM 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, the State of Oklahoma, on January 5, 2004.

SYNTROLEUM CORPORATION

By:	/s/ JOHN B. HOLMES, JR.
John B. Holmes, Jr. President and Chief Operating Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Kenneth L. Agee, John B. Holmes, Jr. and Richard Edmonson and each of them, each of whom may act without the joinder of the others, as his true and lawful attorneys-in-fact and agents, will full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 5, 2004.

Signature	Title

/s/ KENNETH L.AGEE (Kenneth L. Agee)	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ LARRY J. WEICK (Larry J. Weick)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ CARLA S. COVEY (Carla S. Covey)	Vice President of Finance and Controller (Principal Accounting Officer)

/s/ JOHN B. HOLMES, JR. (John B. Holmes, Jr.)	President and Chief Operating Officer and Director

/s/ ALVIN R. ALBE, JR. (Alvin R. Albe, Jr.)	Director

/s/ FRANK M. BUMSTEAD (Frank M. Bumstead)	Director

/s/ ROBERT A. DAY (Robert A. Day)	Director

(P. Anthony Jacobs)	Director

/s/ ROBERT B. ROSENE, JR. (Robert B. Rosene, Jr.)	Director

/s/ JAMES R. SEWARD (James R. Seward)	Director

/s/ J. EDWARD SHERIDAN (J. Edward Sheridan)	Director

EXHIBIT INDEX

Exhibit No.	Document
*4.1 —	Certificate of Incorporation of the Company (incorporated by reference to Annex B to the Proxy Statement of the Company filed May 12, 1999).

*4.2 —	Bylaws of the Company (incorporated by reference to Appendix C to the Proxy Statement of the Company filed May 12, 1999).

*4.3 —	Amended and Restated Rights Agreement dated as of January 31, 1997 and amended and restated on June 17, 1999 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed June 17, 1999).

*4.4 —	First Amendment to the Amended and Restated Rights Agreement between the Company and American Stock Transfer & Trust Company dated as of October 31, 2003 (incorporated by reference to Amendment No. 1 to the Company’s Current Report on Form 8-K dated June 17, 1999 filed October 31, 2003).

*4.5 —	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company, dated June 16, 1999 (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed June 17, 1999).

*4.6 —	Warrant Agreement dated February 7, 2003 by and among the Company, Michael Zilkha and Selim K. Zilkha Trust (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed February 19, 2003).

*4.7 —	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 19, 2003).

4.8 —	Stock Option Agreement, dated as of October 6, 2003, between the Company and Wayne Berman.

4.9 —	Option Agreement, dated as of October 15, 2003, between the Company and Ziad Ghandour.

The Company is a party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the Commission upon request.

5.1 —	Opinion of Richard Edmonson.

23.1 —	Consent of Grant Thornton LLP.

23.2 —	Consent of Richard Edmonson (contained in Exhibit 5.1).

24.1 —	Powers of Attorney (included on the signature page of the registration statement).

*	Incorporated by reference as indicated.